UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

ZOO ENTERTAINMENT, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

262033103

(CUSIP Number)

Robert S. Ellin
c/o Trinad Management, LLC
2121 Avenue of the Stars, Suite 2550
Los Angeles, California 90067
(310) 601-2500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 8, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 262033103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,102,553(1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,102,553(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,102,553(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13%
14	TYPE OF REPORTING PERSON CO

(1) This amount does not include the 194,722 shares of the Issuer’s Series B Convertible Preferred Stock, par value $0.001 per share that may be issued upon conversion to common stock at a rate of one Series B Preferred Share for every $10.00 of principal plus accrued and unpaid interest underlying the Notes, following the consummation of a sale of Series A Preferred Shares, provided that such sale results in aggregate gross cash proceeds to the Issuer of at least $4,000,000, and each Series A Preferred Share is initially convertible into 1,000 shares of Common Stock.

CUSIP No. 262033103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 477,273(1)
	8	SHARED VOTING POWER 4,102,553(2)
	9	SOLE DISPOSITIVE POWER 477,273(1)
	10	SHARED DISPOSITIVE POWER 4,102,553(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,579,826(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON IA

(1) Consists of warrants to purchase 477,273 shares of common stock issuable upon exercise of warrants held by Trinad Management LLC.  This amount does not include the 52,500 shares of the Issuer’s Series B Convertible Preferred Stock, par value $0.001 per share that may be issued upon conversion to common stock at a rate of one Series B Preferred Share for every $10.00 of principal plus accrued and unpaid interest underlying the Notes, following the consummation of a sale of Series A Preferred Shares, provided that such sale results in aggregate gross cash proceeds to the Issuer of at least $4,000,000, and each Series A Preferred Share is initially convertible into 1,000 shares of Common Stock.

(2) Consists of 4,102,553 shares of common stock held by Trinad Capital Master Fund, Ltd.  Trinad Management, LLC disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of its pecuniary interests therein.

CUSIP No. 262033103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,467,888(1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,467,888(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,467,888(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON PN
(1) Includes Trinad Capital LP’s prorata portion of the 4,102,553 shares of common stock owned by Trinad Capital Master Fund, Ltd.

CUSIP No. 262033103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Advisors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,467,888(1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,467,888(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,467,888(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON OO

(1) Includes Trinad Capital LP’s prorata portion of the 4,102,553 shares of common stock owned by Trinad Capital Master Fund, Ltd.

CUSIP No. 262033103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert S. Ellin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 250,000(1)
	8	SHARED VOTING POWER 4,579,826(2)
	9	SOLE DISPOSITIVE POWER 250,000(1)
	10	SHARED DISPOSITIVE POWER 4,579,826(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,829,826(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON IN

(1) Includes 250,000 restricted shares issued to Robert Ellin pursuant to the 2007 Employee, Director and Consultant Stock Plan.

(2) Consists of warrants to purchase 477,273 shares of common stock issuable upon exercise of warrants held by Trinad Management LLC and 4,102,553 shares of common stock held by Trinad Capital Master Fund, Ltd.  Robert Ellin disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of its pecuniary interests therein

CUSIP No. 262033103

Introductory Statement

The purpose of this statement, dated January 19, 2010, which constitutes Amendment No. 3 to the Schedule 13D, dated October 11, 2007, is to (i) reflect an in kind distribution of 5,449,355 shares of the common stock of ZOO ENTERTAINMENT, INC. a Delaware corporation (the "Issuer") held by Trinad Capital Master Fund, Ltd. to certain of its investors; and (ii) disclose that Jay Wolf is no longer involved in the management of the portfolio investments of Trinad Capital Master Fund, Ltd., including the Issuer’s securities.

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the common stock, $0.001 par value per share, (the "Common Stock") of the Issuer. The principal executive offices of the Issuer are located at 3805 Edwards Road, Suite 605, Cincinnati, Ohio 45209.

Item 2. Identity and Background.

(a), (c) and (f)

This Schedule is being filed by:

(i)
Trinad Capital Master Fund, Ltd., a Cayman Islands corporation, which is a hedge fund dedicated to investing in micro-cap companies, with respect to shares directly and beneficially owned by Trinad Capital Master Fund, Ltd.

(ii)
Trinad Capital LP, a Delaware limited partnership, which is principally engaged in investing in Trinad Capital Master Fund, Ltd., with respect to shares indirectly and beneficially owned by Trinad Capital LP through its investment in Trinad Capital Master Fund, Ltd.

(iii)
Trinad Management, LLC, a Delaware limited liability company, which is principally engaged in the business of managing the investments of the Trinad Capital Master Fund, Ltd. and Trinad Capital LP, with respect to the shares directly and beneficially owned by Trinad Capital Master Fund, Ltd. and indirectly owned by Trinad Capital LP.

(iv)
Trinad Advisors II, LLC, a Delaware limited liability company (successor to Trinad Advisors GP, LLC) and the general partner of Trinad Capital LP, which principally serves as the general partner of Trinad Capital LP, with respect to the shares indirectly and beneficially owned by Trinad Capital LP.

(v)
Robert S. Ellin, an individual, whose principal occupation is to serve as portfolio manager for Trinad Management, LLC. Mr. Ellin is the managing member of Trinad Advisors II, LLC.  Trinad Advisors II, LLC is the general partner of Trinad Capital LP that is a principal stockholder of Trinad Capital Master Fund, Ltd. Mr. Ellin is the managing member of Trinad Management, LLC which is the manager of Trinad Capital Master Fund, Ltd.  Mr. Ellin is a United States citizen.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

Although this Schedule is being made jointly by the Reporting Persons, each of them expressly disaffirms membership in any group under Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the ("Exchange Act"), or otherwise.

CUSIP No. 262033103

(b)

The address of the principal business office of Trinad Capital Master Fund, Ltd, Trinad Capital LP, Trinad Management, LLC, Trinad Advisors II, LLC, and Robert S. Ellin is 2121 Avenue of the Stars, Suite 2550, Los Angeles, California 90067.

(d)-(e)

During the last five years, none of the Reporting Persons have nor, to the best of their knowledge, have any of the directors, executive officers, control persons, general partners or members of such Reporting Persons (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

The Reporting Persons have no current plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

The Reporting Persons intend to continuously assess the Issuer's business, financial conditions, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer's securities. Depending on such assessments, the Reporting Persons may, from time to time, acquire additional Shares or may determine to sell or otherwise dispose of all or some of its holdings of Shares.

Item 5. Interest in Securities of the Issuer.

(a) Unless otherwise indicated, as of the date hereof,

Trinad Capital Master Fund, Ltd. is the beneficial owner of 4,102,553 shares of the Common Stock, representing approximately 13% of the Common Stock.

Trinad Management, LLC is the beneficial owner of 4,579,826 shares of the Common Stock of the Issuer which represents approximately 14.5% of the Common Stock of the Issuer this amount includes 477,273 shares of common stock issuable upon exercise of warrants held by Trinad Management LLC and 4,102,553 shares of the Common Stock held by Trinad Capital Master Fund, Ltd. of which Trinad Management, LLC as the manager of the Trinad Capital Master Fund, Ltd. and Trinad Capital LP) is deemed the beneficial owner. Trinad Management, LLC disclaims beneficial ownership of the shares of Common Stock directly and beneficially owned by Trinad Capital Master Fund, Ltd.

Robert S. Ellin is the beneficial owner of 4,829,826 shares of the Common Stock of the Issuer which represents approximately 15.3% of the Common Stock of the Issuer. This amount includes 250,000 shares of the Common Stock owned directly by Mr. Ellin, 477,273 shares of common stock issuable upon exercise of warrants held by Trinad Management LLC and 4,102,553 shares of the Common Stock held by Trinad Capital Master Fund, Ltd. Mr. Ellin as the managing director of and portfolio manager for Trinad Management, LLC is deemed the beneficial owner of its shares and the shares of Trinad Capital Master Fund, Ltd. Robert S. Ellin disclaims beneficial ownership of the shares of Common Stock directly and beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of his pecuniary interests therein.

CUSIP No. 262033103

Trinad Capital LP (as the owner of 84.53% of the shares of Trinad Capital Master Fund, Ltd. as of September 30, 2009) and Trinad Advisors II, LLC (as the general partner of Trinad Capital LP), are each deemed the beneficial owner of 3,467,888 (representing 84.53% of the shares of the 4,102,553 shares of the Common Stock held by Trinad Capital Master Fund, Ltd.), representing 10.9% of the Common Stock of the Issuer.  Trinad Advisors II, LLC disclaims beneficial ownership of the shares of Common Stock directly and beneficially owned by Trinad Capital Master Fund, Ltd.

The percentages herein were calculated based on the 31,624,429 shares of the Issuer's common stock, $0.001 par value, reported by the Issuer to be issued and outstanding as of November 17, 2009 in the Issuer’s latest 10-Q filed with the Securities and Exchange Commission on November 23, 2009.

(b)

Trinad Management, LLC and Robert S. Ellin have shared power to direct the vote and shared power to direct the disposition of the 4,102,553 shares of Common Stock owned by Trinad Capital Master Fund, Ltd.

(c)

On or about January 8, 2010, Trinad Capital Master Fund, Ltd. commenced making an in kind distribution of 5,449,355 shares to certain of its investors and 255,278 of the Issuer’s Series B Convertible Preferred Stock, par value $0.001 per share and Trinad Management, LLC made an in kind redemption of 204,545 warrants to purchase Common Stock and 225,000 shares of Series B Convertible Preferred Stock, par value $0.001 per share.

(d)

Not applicable.

(e)

Jay Wolf has ceased to report with Trinad Capital Master Fund, Ltd.

Item 6. Contracts, Arrangements, Understandings or Relationships with the Issuer.

Management Agreement

On October 24, 2007, the Issuer entered into a Management Agreement (the “Management Agreement”) with Trinad Management LLC. Pursuant to the terms of the Management Agreement, Trinad Management LLC agreed to provide certain management services, including, without limitation, the sourcing, structuring and negotiation of a potential business combination transaction involving the Issuer. The Issuer agreed to pay Trinad Management LLC a management fee of $90,000 per quarter, plus reimbursement of all expenses reasonably incurred by Trinad Management LLC in connection with the provision of management services. The fees incurred for the year ended December 31, 2007 were waived by Trinad Management LLC. The Management Agreement was terminable by either party upon written notice, subject to a termination fee of $1,000,000 upon termination by the Issuer.

CUSIP No. 262033103

On July 7, 2008, the Issuer and Trinad Management LLC amended the Management Agreement to provide that it automatically terminated upon the initial closing of the Financing, in which such case the termination fee was reduced to $750,000. The Management Agreement, as amended, also provided that the Issuer may satisfy the payment of such termination fee by delivery to Trinad Management LLC of Notes in the aggregate amount of $750,000 and a Warrant to purchase 618,818 shares of common stock of the Issuer, such Notes and Warrants to be on the same terms of the Notes and Warrants sold and issued by the Issuer to the purchasers in the Financing. The Management Agreement automatically terminated upon the initial closing of the Financing on July 7, 2008. In accordance with the terms of Amendment No. 1 to the Management Agreement, the termination fee was reduced from $1,000,000 to $750,000, which the Issuer satisfied by delivery to Trinad Management LLC of Notes in the principal amount of $750,000 and 477,273 Warrants to purchase common stock of the Issuer which were subsequently exercised..

Financing

On September 26, 2008, the Issuer entered into that certain Note Purchase Agreement, pursuant to which the Issuer consummated a financing to raise $1,400,000 through the sale of Notes to certain investors, and the issuance to such investors of warrants to purchase an aggregate of 1,272,727 shares of Common Stock; Trinad Capital Master Fund, Ltd. invested $500,000 in the Second Financing and received a Note in the principal amount of $500,000. As partial inducement to purchase the Note, Trinad Capital Master Fund, Ltd. received a Warrant to purchase 454,545 shares of common stock of the Issuer.  On September 26, 2008, Trinad Capital Master Fund, Ltd. exercised its Warrant to purchase 454,545 shares of common stock of the Issuer. Copies of the Form of Warrant, Note Purchase Agreement, Form of Note, and Security Agreement are set forth in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on October 2, 2008 and are incorporated by reference herein.

On June 26, 2009 the parties to the Senior Secured Convertible Promissory Notes agreed to execute Amendment No. 2 to Senior Secured Convertible Promissory Note, pursuant to which the Notes were amended to provide, among other things, that the outstanding principal plus accrued and unpaid interest under the Notes shall automatically convert into shares of Common Stock upon the occurrence of both the effectiveness of the filing of an amendment to the Issuer’s Certificate of Incorporation to increase the number of authorized shares of Common Stock to permit the conversion of the Notes, and the consummation of an Investor Sale (as defined therein); a copy of Amendment No. 2 to the Senior Secured Convertible Promissory Notes is set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 14, 2009 and is incorporated by reference herein.

On August 31, 2009, the parties to the Senior Secured Convertible Promissory Notes agreed to execute Amendment No. 3 to Senior Secured Convertible Promissory Note, pursuant to which the Notes were amended to, among other things, extend the maturity dates of the Notes to September 30, 2009, and modify the definition of “Investor Sale” set forth therein to be the consummation of a sale of shares of Common Stock that results in aggregate gross proceeds to the Issuer of at least $4,000,000, at a price per share equal to $0.20 (a “Qualified Financing”); a copy of Amendment No. 3 to the Senior Secured Convertible Promissory Notes is set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 23, 2009 and is incorporated by reference herein.

On October 6, 2009 the parties to the Senior Secured Convertible Promissory Notes agreed to execute Amendment No. 4 to Senior Secured Convertible Promissory Note, pursuant to which the Notes were amended, among other things, to provide that if the Notes do not convert on or prior to November 2, 2009, the provisions of the Notes, as amended, with respect to automatic conversion upon the consummation of a Qualified Financing, shall become null and void and shall be of no further effect; a copy of Amendment No. 4 to the Senior Secured Convertible Promissory Notes is set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 23, 2009 and is incorporated by reference herein.

CUSIP No. 262033103

On November 2, 2009, the parties to the Senior Secured Convertible Promissory Notes agreed to execute Amendment No. 5 to Senior Secured Convertible Promissory Note, pursuant which the maturity dates of the Notes was extended to February 2, 2010, and to provide that if the Notes do not convert on or prior to February 2, 2010, the provisions of the Notes, as amended, with respect to automatic conversion upon the consummation of a Qualified Financing, shall become null and void and shall be of no further effect; a copy of Amendment No. 5 to the Senior Secured Convertible Promissory Notes is set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 23, 2009 and is incorporated by reference herein.

On November 20, 2009, upon consummation of the sale of Series A Convertible Preferred Stock and common stock purchase warrants by the Issuer (“Financing”), $45,000 of principal plus accrued and unpaid interest underlying the Trinad Capital Master Fund Ltd.’s Notes converted into an aggregate of 450,000 Series B Preferred Shares, which, when converted, will represent 450,000,000 shares of Common Stock. All outstanding rights with respect to the Notes were terminated and all obligations of the Issuer under the Notes were discharged in full.  Each Series B Preferred Share shall automatically convert into 1,000 shares of Common Stock upon the effectiveness of the filing of an amendment to the Issuer’s Certificate of Incorporation authorizing a sufficient number of shares of Common Stock to permit the conversion of the Series B Preferred Shares.  The Series B Preferred Shares were issued on the terms and conditions set forth in the Certificate of Designation, Preferences and Rights of Series B Convertible Preferred Stock, as disclosed under Item 5.03 of the Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 27, 2009 which is incorporated herein by reference.

As a condition of the Financing, on November 20, 2009, the parties to the Senior Secured Convertible Promissory Notes agreed to execute Amendment No. 6 to Senior Secured Convertible Promissory Note, pursuant to which the principal balance and all accrued and unpaid interest underlying all of the Notes automatically converts into shares of the Issuer’s Series B Convertible Preferred Stock, par value $0.001 per share (“Series B Preferred Shares”), at a rate of one Series B Preferred Share for every $10.00 of principal plus accrued and unpaid interest underlying the Notes, following the consummation of a sale of Series A Preferred Shares, provided that such sale results in aggregate gross cash proceeds to the Issuer of at least $4,000,000, and each Series A Preferred Share is initially convertible into 1,000 shares of Common Stock

Additionally, pursuant to Amendment No. 6, the Issuer and the Holders, including Trinad Capital Master Fund, Ltd. terminated that certain letter agreement, dated as of June 26, 2009, which provided for certain registration rights with respect to the shares of Common Stock issuable upon conversion of the Notes.  A copy of Amendment No. 6 to the Senior Secured Convertible Promissory Notes is set forth in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on November 27, 2009 and is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

The following exhibit is filed as part of this 13D:

1.	Joint Filing Agreement, dated as of January 19, 2010.

CUSIP No. 262033103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRINAD CAPITAL MASTER FUND, LTD.		TRINAD MANAGEMENT, LLC
a Cayman Islands exempted company		a Delaware limited liability company

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Director		Robert S. Ellin, Managing Member

Date:	January 19, 2010	Date:	January 19, 2010

TRINAD CAPITAL LP
a Delaware limited partnership

By: TRINAD ADVISORS II, LLC		TRINAD ADVISORS II, LLC
a Delaware limited liability company		a Delaware limited liability company
As its General Partner

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Managing Member		Robert S. Ellin, Managing Member

Date:	January 19, 2010	Date:	January 19, 2010

By:	/s/ Robert S. Ellin
Robert S. Ellin, an individual

Date:	January 19, 2010

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No. 262033103

EXHIBIT A
JOINT FILING AGREEMENT
PURSUANT TO RULE 13D-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

TRINAD CAPITAL MASTER FUND, LTD.		TRINAD MANAGEMENT, LLC
a Cayman Islands exempted company		a Delaware limited liability company

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Director		Robert S. Ellin, Managing Member

Date:	January 19, 2010	Date:	January 19, 2010

TRINAD CAPITAL LP
a Delaware limited partnership

By: TRINAD ADVISORS II, LLC		TRINAD ADVISORS II, LLC
a Delaware limited liability company		a Delaware limited liability company
As its General Partner

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Managing Member		Robert S. Ellin, Managing Member

Date:	January 19, 2010	Date:	January 19, 2010

By:	/s/ Robert S. Ellin
Robert S. Ellin, an individual

Date:	January 19, 2010